July 3, 2025

J. Douglas Ramsey, Ph.D
Chief Executive Officer
YD Bio Limited
955 West John Carpenter Freeway
Suite 100-929
Irving, TX, 75039

Ethan Shen, Ph.D
Chief Executive Officer
YD Biopharma Limited
12F., No. 3, Xingnan St.
Nangang Dist.
Taipei City 115001, Taiwan

       Re: YD Bio Limited
           Amendment No. 7 to Registration Statement on Form F-4
           Filed June 30, 2025
           File No. 333-283428
Dear J. Douglas Ramsey Ph.D and Ethan Shen Ph.D:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2025 letter.
 July 3, 2025
Page 2
Amendment No. 7 to Form F-4, Filed June 30, 2025
Exhibits

1. We note the following opinion in Exhibit 8.1: "Based on and subject to the foregoing, including, without limitation, the qualifications, exceptions and assumptions set forth above and the exceptions, qualifications and limitations set forth below, in our opinion
       . . . (ii) the statements of United States federal income tax law with respect to the
       Parent Merger on the date hereof, or the holding or disposition of Pubco shares received in connection with the Parent Merger, as set forth in the Registration
       Statement under the caption "Material U.S. Federal Income Tax Considerations," are
       accurate in all material respects," and a similar opinion appears in
Exhibit 8.2: "Based
       on and subject to the foregoing, the qualifications, exceptions, assumptions, qualifications and limitations contained herein and in the Registration Statement, it is our opinion that . . . (ii) the statements in the Registration Statement set forth under the caption "Material U.S. Federal Income Tax Considerations," to the extent that they constitute descriptions or summaries of material U.S. federal income tax considerations attributable to the Merger or to the holding or disposition of Pubco shares received in connection with the Merger, are accurate in all material respects." The "fairness" or "accuracy" of the prospectus disclosure is not the appropriate subject of the opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to
       Section III.C.2 of Staff Legal Bulletin No. 19.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Mathew J. Saur, Esq.
      Marc Rivera, Esq.